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                               December 22, 2021

       Shou Donghua
       Chief Financial Officer
       China Petroleum & Chemical Corporation
       22 Chaoyangmen North Street
       Chaoyang District
       Beijing, 100728
       The People's Republic of China

                                                        Re: China Petroleum &
Chemical Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 29, 2021
                                                            File No. 001-15138

       Dear Ms. Donghua:

              We have reviewed your October 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 30, 2021 letter.

       Form 20-F for Fiscal Year Ended December 31, 2020

       Item 3. Key Information
       Risks Relating to the PRC
       Government regulations may limit our activities and affect our business operations, page 13

   1. We note the revised disclosure provided in response to prior comment 3. Please revise to provide more detailed
disclosure explaining how legal and operational risks associated with operating in China
could i) result in a material change in the value of your ADSs or
                                                        ii) significantly limit
or completely hinder your ability to offer or continue to offer securities to investors
and cause the value of such securities to significantly decline or be worthless.
 Shou Donghua
FirstName LastNameShou    Donghua
China Petroleum & Chemical  Corporation
Comapany22,
December   NameChina
              2021    Petroleum & Chemical Corporation
December
Page 2    22, 2021 Page 2
FirstName LastName

         Please include disclosure that explains the consequences to you and your investors if you do not receive or maintain approvals to offer securities to foreign investors, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
2. The revised disclosure provided as part of your response to prior comment 4 does not appear to adequately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could also result in a material change in your operations and/or the value of your ADSs. Please revise your disclosure in this regard.
3. The revised disclosure provided as part of your response to prior comment 5 does not appear to adequately address the liquidity and enforcement risks that operating in China poses to investors, including risks and uncertainties regarding the enforcement of laws.
         Please revise your disclosure in this regard.

         In addition, please specifically address the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.
4. Please expand the revised disclosure provided with your response to prior comment 5 to more clearly explain how regulatory, liquidity, and enforcement risks from operating in
         China could result in a material change in your operations and/or the value of your ADSs.
Our auditor, like other independent registered public accounting firms operating in China, is not permitted ..., page 15

5. We note your risk factor disclosure states your ADSs may be delisted under the Holding
         Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. Please revise to state that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, expand your risk factors to disclose that the United
         States Senate has passed the Accelerating Holding Foreign Companies Accountable Act,
         which, if enacted, would decrease the number of    non-inspection
years    from three years
         to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
Item 4. Information on the Company
B. Business Overview
Exploration and Production, page 19
 Shou Donghua
FirstName LastNameShou    Donghua
China Petroleum & Chemical  Corporation
Comapany22,
December   NameChina
              2021    Petroleum & Chemical Corporation
December
Page 3    22, 2021 Page 3
FirstName LastName
6. We note your response to comment 9; however, the change categories and associated volumes you provided relate to total proved reserves instead of proved undeveloped reserves. Refer to the disclosure requirements regarding material changes in proved undeveloped reserves in Item 1203(b) of Regulation S-K. We reissue the comment.
Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserve Quantities Information, page S-4

7. We have read your response to comment 15, and note the proved reserve volume changes you provided in your response to comment 9 relate to the total change for each category with no narrative explanation for all of the contributing factors, including offsetting factors, which made up each individual change category. Expand your disclosure to clearly address all contributing factors and the associated volumes for each change category, so that the changes in the total proved reserves between each of the periods presented are fully explained. Refer to the disclosure requirements in FASB ASC
         932-235-50-5.
Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table V: Standardized Measure of discounted Future Net Cash Flows, page S-7

8. We have read your response to comments 16 and 17, and note your basis for excluding your estimates of net asset retirement obligations as part of the future development costs used in the calculation of your standardized measure is guided by FASB ASC paragraph
         932-235-50-31. However, clarification regarding the treatment of cash flows related to the settlement of asset retirement obligations is provided in the
definition of    Discounted
         Future Net Cash Flows Related to Proved Oil and Gas Reserves    which
references FASB
         ASC paragraphs 932-235-50-30, 932-235-50-31, and 932-235-55-6, is
found under
         Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas (Topic 932) and notes that future cash flows related
         to the settlement of an asset retirement obligation are included in
the disclosure.    Please
         revise your presentation to properly reflect cash flows related to the settlement of asset retirement obligations.
9. Tell us if you have included the net asset retirement costs in the calculation of your standardized measure for the Other Countries. If you have not included these costs, please refer the comment above and explain to us the disclosure revisions you will undertake relating to your presentation of the standardized measure and the changes therein to assure compliance with the regulatory requirements pursuant to FASB ASC 932.
10.      We note that the Group   s undiscounted future net cash flows
attributable to the Other
         Countries for the year ended December 31, 2020 are negative before adjustments related to the future income tax expense. Please explain the factor(s) that cause the future cash flows to be negative and expand your disclosure to include the description of these factor(s). Refer to the disclosure requirement in FASB ASC 932-235-50-36 regarding an explanation.
 Shou Donghua
China Petroleum & Chemical Corporation
December 22, 2021
Page 4
11. If your cash flows attributable to Other Countries are negative for reasons other than the inclusion of the net asset retirement costs, tell us why the associated reserves meet the requirements to be classified as proved reserves at December 31, 2020. Refer to the definitions of economically producible, proved reserves, and reserves in Rules 4-
         10(a)(10), (a)(22) and (a)(26) of Regulation S-X in formulating your response.
        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall,
Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at
(202) 551-
3699 if you have questions regarding the engineering comments.



FirstName LastNameShou Donghua                      Sincerely,
Comapany NameChina Petroleum & Chemical Corporation
                                                    Division of Corporation
Finance
December 22, 2021 Page 4                            Office of Energy &
Transportation
FirstName LastName